THOR

DRIVING FOR EXCELLENCE

2003 ANNUAL REPORT

THOR
DRIVING FOR EXCELLENCE

Thor was founded 23 years ago with the acquisition of Airstream on August 29, 1980, and we have been driving for excellence ever since.

We trace our history to the founding of Airstream over 70 years ago. Through world-class quality, excellent aerodynamics, and their distinctive aluminum body and profile, Airstream travel trailers are the most renowned recreation vehicles in the world. Airstream's 30 year association with America's space program demonstrates the company's unwavering commitment to quality vehicles using state-of-the-art materials and construction. Every astronaut has ridden in specially equipped Airstream Astrovans commissioned by NASA for use at the Kennedy Space Center.

Our major RV brands include Airstream, Land Yacht, Keystone, Montana, Cougar, Sprinter, Hornet, Springdale, Outback, Dutchmen, Colorado, Four Winds, Mandalay, Hurricane, Infinity, Fun Mover, Aerolite, Chateau, Citation, Corsair, General Coach, Komfort, Skamper, Wanderer, Tahoe, Jazz, Damon, Challenger, Daybreak and Ultrasport. Buses built by ElDorado National and Champion are sold under model names such as Aerotech, Escort, MST, Transmark, E-Z Rider, Axess, Versashuttle, Amerivan, Challenger, Contender, General, Brigadier, and EZ-Trans.

We have approximately 6,000 employees, 20 RV plants and 3 bus plants in the United States and 2 RV plants in Canada. We are listed on the New York Stock Exchange under the symbol THO.

E.P.S.


$3.00
2.50
2.00
1.50
1.00
0.50
0.00
$.66
$.80
$1.27
$1.49
$1.12
$1.88
$2.75
'97
'98
'99
'00
'01
'02
'03

Stockholders' Equity ($ millions)


450
375
300
225
150
75
0
$120
$138
$165
$195
$220
$335
$415
'97
'98
'99
'00
'01
'02
'03

DRIVING FOR EXCELLENCE



Interstate *by Airstream*



T@B *by Dutchmen*



Mandalay *by Four Winds*



Montana *by Keystone*



Vortex *by Thor California*


Chateau

Chateau *by Thor America*

FINANCIAL HIGHLIGHTS

($000, except per share)	2003	2002	2001	2000	1999	1998
Net sales	$ 1,571,404	$1,245,300	$ 821,728	$ 910,079	$ 822,072	$ 731,332
Gross profit	$ 222,267	$ 157,067	$ 89,808	$ 113,265	$ 101,337	$ 80,018
Income before taxes	$ 126,244	$ 81,827	$ 43,287	$ 60,873	$ 52,436	$ 33,051
Net income	$ 78,631	$ 51,182	$ 26,722	$ 36,119	$ 30,766	$ 19,395
Stockholders' equity	$ 414,822	$ 334,619	$ 219,946	$ 195,204	$ 165,373	$ 138,214
Return on beginning stockholders' equity	23%	23%	14%	22%	22%	16%
Cash & investments	$ 172,233	$ 117,815	$ 107,193	$ 77,963	$ 68,866	$ 43,532
Working capital	$ 190,690	$ 134,318	$ 150,697	$ 138,909	$ 123,094	$ 99,139
Current ratio	2.01	1.86	2.73	2.61	2.56	2.33
Capital expenditures	$ 27,264	$ 7,484	$ 17,198	$ 13,908	$ 7,448	$ 2,089
Depreciation and amortization	$ 6,385	$ 5,225	$ 4,942	$ 4,677	$ 3,731	$ 4,369
Total assets	$ 608,941	$ 497,503	$ 309,067	$ 282,131	$ 245,912	$ 213,981
Per share amounts:						
Net income	$ 2.75	$ 1.88	$ 1.12	$ 1.49	$ 1.27	$ .80
Book value	$ 14.51	$ 11.75	$ 9.24	$ 8.15	$ 6.91	$ 5.64

Sales ($ millions)


1600
1200
800
400
0
$638
$731
$822
$910
$822
$1245
$1571
'97
'98
'99
'00
'01
'02
'03

Net Income ($ millions)


80
60
40
20
0
$16.4
$19.4
$30.8
$36.1
$26.7
$51.2
$78.6
'97
'98
'99
'00
'01
'02
'03

DEAR FELLOW STOCKHOLDERS:

In the last five years, your company has 1) doubled sales, 2) quadrupled net income, 3) more than tripled earnings per share, 4) quadrupled cash while incurring no debt, and 5) become the leading company in our two industries.



Wade F. B. Thompson (right), Chairman, President and Chief Executive Officer, and Peter B. Orthwein, Vice Chairman and Treasurer.

Highlights of fiscal 2003, another record setting year and the most successful by far in your company's 23 year history, were:

- We increased sales 26% to a record $1,571,000,000 up from $1,245,000,000 last year.
- We increased net income 54% to a record $78.6 million, up from $51.2 million last year. Earnings per share were a record $2.75, up 46% from $1.88 last year.
- RV sales were a record $1.34 billion, up 39% from $973.7 million last year. Bus sales were $217.0 million versus $271.6 million in the prior year.
- Cash and short term investments at year-end were a record $172.2 million, up 46% from $117.8 million, and we continue to have no debt. Cash and short term investments comprised 28% of your company's assets at year end.
- Our overall financial condition is the strongest in our two industries.
- Effective July 3, 2003 we doubled our regular quarterly dividend to 2¢ per share per quarter because of these exceptional results and our strong financial condition. Effective October 6, 2003 we increased our dividend again, by 1¢ per share per quarter for a current annual rate of 12¢ per share.
- We spent a record $27 million on capital expenditures to satisfy increasing demand for our products and to improve quality, efficiency, and working conditions for our employees.
- On September 2, 2003, we acquired for approximately $43 million cash, Damon Corporation, consisting of Damon Motor Coach, a profitable, Elkhart, Indiana, manufacturer of Class A motor homes (80% of sales) and Breckenridge, a profitable Nappanee, Indiana, manufacturer of park models. Their combined annual sales were approximately $200 million.

Damon Motor Coach is the number 7 ranked Class A motor home manufacturer and is up 23% in retail registrations through July 2003, the largest increase among the top 10 manufacturers. It provides Thor with a strong platform in diesel motor homes which now account for about 42% of U.S Class A motor home registrations. Damon gas-powered motor homes include Daybreak, Challenger, and Intruder. Ultrasport and Escaper diesels complete Damon's line-up. Its acquisition makes Thor the fourth largest Class A motor home builder.

Breckenridge is the largest manufacturer of park models, a specialty segment of the recreation industry. Park models are second homes usually sited at a lake, woods, or campground. They are typically self contained cottages up to 400 square feet and are built on a chassis for easy transport to the site. A recent survey disclosed that park model owners have an average age of 56, an average income of $60,000 and 93% are married and own their own home. These demographics are similar to RV buyers. Breckenridge is the largest builder of park models and leads the industry with a profitable 26% market share.

We welcome Geoffrey A. Thompson, a former CEO of a major bank and a financial expert, as a new director. A majority of your board now consists of independent outside directors.

In last year's letter we expressed our strong disapproval of some CEOs and other top managers being paid unconscionable amounts for inferior performance. We are required to abide by the governance rules set forth by the SEC, Sarbanes-Oxley Act, and the New York Stock Exchange – and we do. But in perhaps the ultimate irony and even possible abuse of public trust, the New York Stock Exchange, while its net income declined drastically, paid its now former CEO and several of his subordinates grossly excessive compensation. It appears that its board, and especially its compensation committee, failed to comply with the most basic rules of reasonableness and corporate integrity. We trust that the new CEO will set, and abide by, new standards of governance excellence that places the Exchange beyond reproach.

We start fiscal 2004 with RV retail sales in August and September up a record 25% over last year and a plan to introduce more new innovative products than in any previous year. We continue committed to increasing our number one position in each of our industries, highly profitably, thereby maximizing shareholder value. Many companies state a similar objective, but we have delivered on it. An investment of $55,000 for 5,000 shares in our initial public offering in January 1984 was worth over $2 million on October 6, 2003. Very few companies can match this record and you can be assured we are far from satisfied. We will continue to stretch our goals, prudently, with the objective of achieving superior returns for all our shareholders.



Wade F.B. Thompson,
Chairman, President and Chief Executive Officer



Peter B. Orthwein,
Vice Chairman and Treasurer



The Breckenridge division of Damon is the largest manufacturer of park models. This LE model even includes a second-story loft.

RECREATION VEHICLES

THE INDUSTRY

U. S. recreation vehicle industry shipments, which accounted for 86% of our revenues, surged 21% in 2002 and are up a further 8% through August, 2003 (excluding fold downs, a declining segment we are not currently in).

Positive demographics are the most important determinant of RV demand. The baby boomer age group, 55-64, is expected to grow by 48%, 5 times the expected 9% growth in the total population through 2010. This demographic "sweet spot" brings 11,000 potential new buyers into the market each day.

RVs will continue to be in demand because they offer more freedom, control, and flexibility than any other travel option. Rather than travel overseas by air, with all its attendant hassles, Americans and Canadians are traveling closer to home, enjoying the sights and marvels of North America. RVers go where they want, when they want, without worry or stress from the uncertainties of airline schedules, long check-in lines, and luggage problems. Traveling by RV promotes family bonding and helps relieve stress. Even after factoring in RV ownership costs, RV vacations are the least expensive trips, costing up to 70% less than travel using cars, planes, hotels, or cruise ships.

KEYSTONE

Since its acquisition on November 9, 2001, Keystone's income before tax has more than doubled and it hit $700 million sales and record net income in fiscal 2003, continuing its remarkable record since its founding in 1995 as one of the most successful start-up companies in history. Its Montana and Cougar brands are the #1 and #2 fifth-wheel trailers with a combined 13% market share. To accommodate this exceptional profitable growth, five new manufacturing facilities have been completed to satisfy the increasing demand for its innovative products.

Keystone's business model is remarkably similar to Thor's – entrepreneurial, autonomous, customer driven, profit driven, and product driven. These shared characteristics have smoothed the transition process and enabled us to implement purchasing savings and best practices to the benefit of all Thor companies.

FOUR WINDS

Four Winds substantially increased sales and net income in F2003 and maintained its position as the second largest manufacturer of Class Cs. Its new diesel Class A motor home, the Mandalay, has been exceptionally well received by retail customers and its Class A plant was reorganized and expanded into two lines, one for diesel and one for gas powered vehicles.

Four Winds is a major supplier to most of the large RV rental operations throughout the United States and Canada. Cruise America, the largest RV rental operator, purchased a record number of Four Winds vehicles for its expanding fleet.

DUTCHMEN

Dutchmen achieved record sales and net income. A new state-of-the-art plant for its new Colorado fifth wheels was completed and is now operating with improved efficiencies and product quality. T@B, an innovative 'tear-drop' trailer based on an European design for basic camping, was introduced to acclaim from dealers.

AIRSTREAM

Airstream, our flagship company, celebrated its 72nd year with a 15% sales increase and a 76% net income improvement. It reduced its operating costs in a tough market and continued its record of profits for 23 consecutive years since acquisition. It substantially increased its dealer network by offering highly innovative lower priced products while maintaining its image as an American icon. It improved its quality, innovation, and design and it enters fiscal 2004 with double last year's backlog, many new dealers, and a higher trailer and motor home production rate.

KOMFORT

Komfort achieved record sales and its second highest net income. It continues to maintain the highest quality standards and lowest warranty costs and enhanced its position as a brand leader in the states of Oregon, Washington, California, and Idaho.

THOR AMERICA

Thor America achieved record sales of its Citation and Chateau travel trailers and reintroduced the Corsair brand in 2003. Citation, Chateau, and Corsair travel trailers are among the best-recognized towable RVs in the eastern U.S. They are well known for their strong commitment to quality and customer service.

THOR CALIFORNIA

Thor California completed the year as a leader in the fast growing 'toy box' trailer market. It enters fiscal 2004 with a refined business model, separating its well known Tahoe and Wanderer models into clearly distinctive products with separate product managers for each.

GENERAL COACH

Our Canadian operations, located in British Columbia and Ontario, each increased sales and profits. General Coach maintains one of the highest customer satisfaction indexes and the lowest warranty costs of any North American RV manufacturer.



Intruder by Damon, part of the very successful Damon line of gas and diesel powered motorhomes.

BUSES

THE INDUSTRY

The small and mid-size bus industry, after a decade of strong growth, declined by 17% in 2002 as a result of the drop in air travel after the terrorist attacks of 9/11/01 and budget constraints in many states and municipalities. For the first 6 months of 2003, industry shipments increased 5%, but the industry continues to suffer from intense pricing competition.

Despite a sales and market share decline, we believe that we are the most profitable company in the industry. We are the leader in low floor buses, which have easy access and exit; in low cost, fuel efficient transit; and in alternative, clean-burning fuels. Mid size buses, those up to 35', are the most cost effective, common sense, mass transportation. They offer superior fuel efficiency, much lower up front and operating costs, and are an obvious answer to traffic congestion.

ELDORADO NATIONAL

ElDorado National achieved solid sales and earnings in the toughest bus market in many years. We are filling the large contract we received from Caltrans for buses over the next two years. Our California operation received an order for 42 of its all new 40-ft. low floor easy access bus, the *Axess*, a natural extension of our product line that enables us to compete in the large bus category, a $1 billion market segment we have not been in. Municipalities are becoming more interested in purchasing their fleets from a limited number of proven suppliers. A 200,000 square foot state-of-the-art facility, complete with sophisticated painting equipment and a test track, should be ready for production by January 2004. Our Kansas operation increased its net income over the prior year.

CHAMPION

Champion consolidated its manufacturing facilities into a single plant, achieving improved operating efficiencies and lower costs and starts the new fiscal year with a substantially increased backlog.

Thor Bus is certified ISO 2000 9001, the latest international standard for world class quality.

Champion's NPS, developed for use in Yellowstone National Park, brings back the classic look of the old park lodge buses.



The Aero Elite, built at ElDorado National's new 250,000 sq. ft. Kansas facility, is our finest cutaway bus and the best seller in its class.





The CTS RE, built by Champion, has been given a stylish new look.

The Aerotech remains the best selling cutaway bus in the industry. The 40-foot Axess, built by ElDorado National in its California plant, is Thor's entry into the large bus market.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net sales in fiscal 2003 totaled $1,571,404,414 versus $1,245,299,721 in fiscal 2002. Net income in fiscal 2003 totaled $78,630,765 versus $51,181,673 in 2002. Basic earnings per share of our common stock in fiscal 2003 were $2.75 compared to $1.88 in fiscal 2002. Our consolidated statements of income for the years ended July 31, 2003, 2002 and 2001 shown as a percentage of net sales are:

	Fiscal years ended July 31,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of products sold	85.9	87.4	89.1
Gross profit	14.1	12.6	10.9
Selling, general and administrative expenses	6.2	6.1	6.2
Impairment of equity securities	(.1)	(.2)	—
Other income (net)	.2	.2	.5
Income before income taxes	8.0	6.6	5.3
Income taxes	3.0	2.5	2.0
Net income	5.0 %	4.1 %	3.3 %

FISCAL 2003 VS. FISCAL 2002

Net sales in fiscal 2003 were $1,571,404,414, a 26.2% increase from $1,245,299,721 in fiscal 2002. Income before income taxes in fiscal 2003 was $126,244,258, a 54.3% increase from $81,827,235 in fiscal 2002. This increase in income before income taxes of $44,417,023 was primarily caused by increased recreation vehicle revenue of $380,715,133, which resulted in an increase in income before income taxes of approximately $45,220,000. Bus revenues were $54,610,440 less in fiscal 2003 than in fiscal 2002. Bus income before income taxes in fiscal 2003 was approximately $2,710,000 less than the same period last year due primarily to reduced revenues. Reduction in revenue was due to continued competitive pressure on the pricing of buses, decline in airline traffic, and delayed purchase of buses affected by state and municipal budget constraints. Corporate costs, excluding interest and other income, were lower than fiscal 2002 by approximately $762,000 due primarily to reduced impairment losses of $539,000 recorded on an equity investment classified as available-for-sale for fiscal 2003 compared to 2002.

Interest income increased by $543,542 due to increased investable cash and other income increased by $675,372 due primarily to increased profits of Thor Credit, our joint venture retail finance company for recreation vehicles. Interest expense increased in fiscal 2003 by $64,228 due primarily to bus chassis financing.

Recreation vehicle revenues increased in fiscal 2003 by 39.1% to $1,354,412,440 compared to $973,697,307 in fiscal 2002 and accounted for 86.2% of total company revenues compared to 78.2% in fiscal 2002. Recreation vehicle order backlog of $201,112,000 at July 31, 2003 was down 20% compared to the same period last year. This decrease compared to July 31, 2002 is due primarily to the expanded new capacity at our Keystone facilities allowing reduced time between vehicle production and shipments. Bus revenues in fiscal 2003 decreased by 20.1% to $216,991,974 compared to $271,602,414 in fiscal 2002 and accounted for 13.8% of the total company revenues compared to 21.8% in fiscal 2002. Bus vehicle order backlog of $108,256,000 at July 31, 2003 was up 9.1% compared to the same period last year.

Gross profit as a percentage of sales in fiscal 2003 increased to 14.1% from 12.6% in fiscal 2002 primarily due to increased recreation vehicle sales and lower material cost on recreation vehicles. Recreation vehicle price increases averaged 2% for fiscal 2003. Price increase for buses were less than 1% due to soft market conditions and competitive pressures. Selling, general and administrative expenses and amortization of intangibles was $97,895,716 compared to $75,419,423 for the same period in fiscal 2002. As a percentage of sales, selling, general and administrative expenses were 6.2% in fiscal 2003 compared to 6.1% in fiscal 2002. Amortization of intangibles increased in fiscal 2003 to $714,819 compared to $570,176 in fiscal 2002. This increase is due to certain non-compete expenses associated with the Keystone RV acquisition. The additional selling, general and administrative costs are due primarily to the increased costs associated with the 26.2% increase in revenue.

The overall effective tax rate was 37.7% for fiscal 2003 compared to 37.5% for fiscal 2002. The lower rate in fiscal 2002 was due primarily to higher research and development tax credits recognized by the Company in fiscal 2002 versus fiscal 2003.

FISCAL 2002 VS. FISCAL 2001

Net sales in fiscal 2002 were $1,245,299,721, a 51.5% increase from $821,728,255 in fiscal 2001. Income before income taxes in fiscal 2002 was $81,827,235 an 89.0% increase from $43,287,016 in fiscal 2001. The increase in income before income taxes of

$38,540,219 in fiscal 2002 was primarily caused by increased recreation vehicle revenue of $444,003,459 which resulted in an increase in income before income taxes of approximately $52,224,000. Included in fiscal 2002 are sales of $391,431,389 and income before income taxes of $44,952,817 for Keystone RV acquired on November 9, 2001. Bus revenues were $20,431,993 less in fiscal 2002 than in fiscal 2001. Bus income before income taxes in fiscal 2002 was approximately $5,166,000 less than fiscal 2001 because of reduced revenues and overall lower margins. This was due to continued competitive pressure on pricing of buses and decline in airline traffic after the terrorist attacks of September 11, 2001 which affected the hotel, motel, rental car and other businesses and delayed purchase of buses. State and municipal budget constraints have also affected bus sales. Corporate costs were higher than fiscal 2001 by approximately $8,500,000 due primarily to increased tax related expenses on research and development tax credits and other tax planning of $1,052,000, additional funding of group medical reserves of $1,035,000, increases of approximately $1,390,000 in profit related bonuses, and an impairment loss of $2,119,000 recorded on an equity investment classified as available for sale. In addition, interest income was reduced by $2,286,000.

Recreation vehicle revenues increased in fiscal 2002 by 83.8% to $973,697,307 compared to $529,693,848 in fiscal 2001 and accounted for 78.2% of total company revenues compared to 64.5% in fiscal 2001. Recreation vehicle order backlog of $251,354,000 (includes $160,724,000 for Keystone RV) at July 31, 2002 was up 385.7% compared to fiscal 2001. Excluding Keystone RV backlog, recreation vehicle backlogs were $90,630,000 at July 31, 2002, up 75.1% from July 31, 2001. This increase is due to the continued strengthening of the marketplace. Bus revenues in fiscal 2002 decreased by 7.0% to $271,602,414 compared to $292,034,407 in fiscal 2001 and accounted for 21.8% of total company revenues compared to 35.5% in fiscal 2001. Bus vehicle order backlog of $99,228,000 at July 31, 2002 was down 42.1% compared to July 31, 2001. This reduction is a reflection of delayed purchases and funding as a result of September 11, 2001 circumstances and state and municipal budget constraints.

Gross profit as a percentage of sales in fiscal 2002 increased to 12.6% from 10.9% in fiscal 2001 primarily due to increased recreation vehicle sales. Recreation vehicle price increases averaged 2% for fiscal 2002. Price increases for buses were 1% due to soft market conditions and competitive pressures. Selling, general and administrative expenses and amortization of intangibles was $75,419,423 compared to $50,813,028 for the same period in fiscal 2001. As a percentage of sales, selling, general and administrative expenses were 6.1% in fiscal 2002 compared to 6.2% in fiscal 2001. Amortization of intangibles decreased in fiscal 2002 to $570,176 compared to $1,346,080 in fiscal 2001. This $775,904 reduction is primarily due to expirations of certain non-compete expenses offset by the Keystone non-compete cost of $433,926 for fiscal 2002, and the reduction in goodwill and trademark amortization expenses in fiscal 2002 of $688,050 resulting from the Company's adoption of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets". The additional selling, general and administrative costs offsetting the reduction of amortization of intangibles is due primarily to the increased costs associated with the substantial 51.5% increase in revenue. Interest income decreased by $2,334,215 due primarily to lower market rates in fiscal 2002 and the use of cash investments to primarily fund the acquisition of Keystone RV Company on November 9, 2001.

The overall effective income tax rate was 37.5% for fiscal 2002 compared to 38.3% for fiscal 2001 due primarily to research and development tax credits and lower than expected state tax audit assessments.

FINANCIAL CONDITION AND LIQUIDITY

As of July 31, 2003 we had $172,233,135 in cash, cash equivalents and short-term investments, compared to $117,814,513 on July 31, 2002. We classify our debt and equity securities as trading or available-for-sale securities. The former are carried on our consolidated balance sheets as "Cash and cash equivalents" or "Investments - short term". The latter are carried on our consolidated balance sheets as "Investments - investments available-for-sale".

Trading securities, principally investment grade securities composed of asset-based notes, mortgage-backed notes and corporate bonds, are generally bought and held for sale in the near term. All other securities are classified as available-for-sale. In each case, securities are carried at fair market value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on investments classified as available-for-sale, net of related tax effect, are not included in earnings, but appear as a component of "Accumulated other comprehensive loss" on our consolidated balance sheets until the gain or loss is realized upon the disposition of the investment or if a decline in the fair market value is determined to be other than temporary.

Due to the relative short-term maturity (average 3 months) of our trading securities, we do not believe that a change in the fair market value of these securities will have a significant impact on our financial position or results of future operations.

Working capital at July 31, 2003 was $190,689,508 compared to $134,318,285 on July 31, 2002. We have no long-term debt. We currently have a $30,000,000 revolving line of credit which bears interest at negotiated rates below prime and expires on November 28, 2003. We expect to renew our credit line. There were no borrowings on this line of credit at July 31, 2003. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires us to maintain certain financial ratios. We believe that internally generated funds and the line of credit will be sufficient to meet our current needs and any additional capital requirements. Capital expenditures of approximately $27,264,000 for fiscal 2003 were primarily for the planned expansions at our Dutchmen, Four Winds, Keystone, Thor California and ElDorado California facilities.

The Company anticipates capital expenditures in fiscal 2004 of approximately $13,800,000. The major components of this capital expenditure include the completion of our ElDorado National California bus company expansion for $4,000,000, expansion at our Dutchmen facility of $1,200,000, and expansion at our Keystone facility of $2,700,000. The ElDorado National California expansion will allow the Company to increase production efficiencies and produce 40 foot buses. The balance of capital expenditures will be for purchase or replacement of machinery and equipment in the ordinary course of business.

CRITICAL ACCOUNTING PRINCIPLES

The consolidated financial statements of Thor are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our critical accounting policies, the following may involve a higher degree of judgments, estimates, and complexity:

IMPAIRMENT OF LONG-LIVED ASSETS

Thor at least annually reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, or when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value could affect the valuations.

INSURANCE RESERVES

Generally, we are self-insured for workers' compensation and group medical insurance. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported, and changes in the reserves. At the time a workers' compensation claim is filed, a liability is estimated to settle the claim. The liability for workers' compensation claims is determined by a third party administrator using various state statutes and reserve requirements. Group medical reserves are funded through a Trust and are estimated using historical claims experience. We have a self-insured retention for product liability and personal injury matters of $5,000,000 per occurrence. We have established a reserve on our balance sheet for such occurrences based on historical data. We maintain excess liability insurance with outside insurance carriers to minimize our risks related to catastrophic claims in excess of all our self-insured positions. Any material change in the aforementioned factors could have an adverse impact on our operating results.

WARRANTY

Thor provides customers of our products with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditure over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserve is adequate; however, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

PRINCIPAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Our principal contractual obligations and commercial commitments at July 31, 2003 are summarized in the following charts.

Contractual Obligations	Total	Payments Due By Period Fiscal 2004	Fiscal 2005-2006	Fiscal 2007-2008	After 5 Years
Long-term debt	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	$ —	$ —	$ —	$ —	$ —
Operating leases	$ 19,461,302	$ 4,233,706	$ 6,334,409	$ 4,392,839	$ 4,500,348
Unconditional purchase obligations	$ —	$ —	$ —	$ —	$ —
Other long-term obligations	$ —	$ —	$ —	$ —	$ —
Total contractual cash obligations	$ 19,461,302	$ 4,233,706	$ 6,334,409	$ 4,392,839	$ 4,500,348

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Lines of credit	$ 30,000,000	$ 30,000,000	$ —	$ —	$ —
Guarantees	$ 3,598,000	$ 3,598,000	$ —	$ —	$ —
Standby repurchase obligations	$ 308,468,000	$ 308,468,000	$ —	$ —	$ —
Other commercial commitments	$ —	$ —	$ —	$ —	$ —
Total commercial commitments	$ 342,066,000	$ 342,066,000	$ —	$ —	$ —

ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities," which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. The requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and are effective for the first reporting period after December 15, 2003 for variable interest entities created before February 1, 2003. Management is currently evaluating the impact of this pronouncement on its future consolidated financial statements.

On November 1, 2002 we adopted the disclosure provision of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The adoption of this interpretation did not have a material effect on our financial position or results of operations. Disclosure of our guarantees and warranties is included in Footnote I and N of our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Company is exposed to market risk from changes in foreign currency related to its operations in Canada. However, because of the size of Canadian operations, a hypothetical 10% change in the Canadian dollar as compared to the U.S. dollar would not have a significant impact of the Company's financial position or results of operations. The Company is also exposed to market risks related to interest rates because of its investments in corporate debt securities. A hypothetical 10% change in interest rates would not have a significant impact on the Company's financial position or results of operations.

YOUR COMPANY'S DRIVE FOR EXCELLENCE

Cash ($ millions)



200
150
100
50
0
$13
$44
$69
$78
$107
$118
$172
'97 '98 '99 '00 '01 '02 '03

Working Capital ($ millions)



200
150
100
50
0
$79
$99
$123
$139
$151
$134
$191
'97 '98 '99 '00 '01 '02 '03

Book Value Per Share ($)



15
12
9
6
3
0
$4.90
$5.64
$6.91
$8.15
$9.24
$11.75
$14.51
'97 '98 '99 '00 '01 '02 '03

Income Before Tax (as % of sales)



8
7
6
5
4
3
2
1
0
4.3%
4.5%
6.4%
6.7%
5.3%
6.6%
8.0%
'97 '98 '99 '00 '01 '02 '03

Capital Expenditures ($ millions)



30
24
18
12
6
0
$1.8
$2.1
$7.4
$13.9
$17.2
$7.5
$27.3
'97 '98 '99 '00 '01 '02 '03

Total Assets ($ millions)



625
500
375
250
125
0
$171
$214
$246
$282
$309
$498
$609
'97 '98 '99 '00 '01 '02 '03

Quarterly Financial Data

	October 31	January 31	April 30	July 31
	($000, except per share amounts)			
2003				
Net sales	$ 406,261	$ 329,898	$ 412,750	$ 422,495
Gross profit	58,593	45,153	57,035	61,486
Net income (1)	20,848	15,369	20,154	22,260
Earnings per common share				
Basic	.73	.54	.70	.78
Diluted	.73	.53	.70	.78
Dividends paid per common share	.01	.01	.01	.02
Market prices per common share				
High	$ 37.18	$ 42.78	$ 32.29	$ 45.85
Low	$ 27.45	$ 26.30	$ 21.45	$ 31.00
2002				
Net sales	$ 208,460	$ 267,695	$ 367,735	$ 401,410
Gross Profit	22,112	29,147	47,409	58,399
Net income (1)	6,693	7,678	16,595	20,216
Earnings per common share (2)				
Basic	.29	.29	.59	.71
Diluted	.29	.29	.58	.71
Dividends paid per common share (2)	.01	.01	.01	.01
Market prices per common share (2)				
High	$ 17.86	$ 24.25	$ 31.00	$ 36.80
Low	$ 10.74	$ 16.62	$ 21.04	$ 24.60

(1) Net income in the fourth quarter of fiscal 2002 was decreased by $1,212,304 and net income the first quarter of fiscal 2003 was decreased by $945,830 for an equity investment impairment charge, net of tax benefit.

(2) Per share amounts and market prices per common share were adjusted for the two-for-one stock split in July of 2002.

Consolidated Balance Sheets, July 31, 2003 and 2002

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 132,124,452	$ 113,192,639
Investments-short term (Note A)	40,108,683	4,621,874
Accounts receivable:		
Trade, less allowance for doubtful accounts— $625,214 in 2003 and $245,964 in 2002	94,296,951	72,816,320
Other	3,018,016	2,445,578
Inventories (Note D)	96,652,532	94,665,354
Deferred income taxes and other (Note F)	12,431,573	3,496,589
Total current assets	**378,632,207**	**291,238,354**
Property, plant and equipment:		
Land	12,058,354	9,848,968
Buildings and improvements	55,541,971	37,249,824
Machinery and equipment	31,644,155	25,625,071
Total cost	99,244,480	72,723,863
Less accumulated depreciation	(25,829,440)	(20,882,575)
Net property, plant and equipment	**73,415,040**	**51,841,288**
Investments:		
Joint ventures (Note L)	2,219,469	2,137,946
Investments available-for-sale (Note A)	2,860,466	3,920,746
Total investments	**5,079,935**	**6,058,692**
Other assets:		
Goodwill (Note C)	130,554,872	130,554,872
Noncompete agreements (Note C)	3,739,589	4,454,408
Trademarks (Note C)	8,669,642	8,669,642
Other	8,850,173	4,685,877
Total other assets	**151,814,276**	**148,364,799**
Total	**$ 608,941,458**	**$ 497,503,133**

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity	2003	2002
Current liabilities:		
Accounts payable	$ 102,923,191	$ 89,397,885
Accrued liabilities:		
Compensation and related items	19,086,195	20,463,363
Product warranties	35,114,825	25,374,825
Taxes	21,431,099	13,793,041
Other	9,387,389	7,890,955
Total current liabilities	**187,942,699**	**156,920,069**
Deferred income taxes and other liabilities (Note F)	6,176,976	5,964,143
Contingent liabilities and commitments (Note I)		
Stockholders' equity (Note J):		
Preferred stock—authorized 1,000,000 shares; none outstanding	—	—
Common stock—par value of $.10 a share; authorized, 40,000,000 shares; issued 28,597,645 shares in 2003 and 32,299,838 shares in 2002,	2,859,765	3,229,984
Additional paid-in capital	81,625,236	89,941,287
Retained earnings	331,647,776	273,033,292
Restricted stock plan	(1,169,103)	(531,062)
Accumulated other comprehensive loss	(141,891)	(1,455,914)
Sub total	414,821,783	364,217,587
Less treasury shares of 3,816,874 in 2002, at cost	—	(29,598,666)
Total stockholders' equity	**414,821,783**	**334,618,921**
Total	**$ 608,941,458**	**$ 497,503,133**

See notes to consolidated financial statements.

Consolidated Statements of Income for the Years Ended July 31, 2003, 2002 and 2001

	2003	2002	2001
Net sales	**$ 1,571,404,414**	**$ 1,245,299,721**	**$ 821,728,255**
Cost of products sold	1,349,137,525	1,088,232,685	731,919,764
Gross profit	**222,266,889**	**157,067,036**	**89,808,491**
Selling, general and administrative expenses	97,180,897	74,849,247	49,466,948
Amortization of intangibles	714,819	570,176	1,346,080
Impairment of equity securities (Note A)	(1,580,334)	(2,119,111)	—
Interest income	2,085,409	1,541,867	3,876,082
Interest expense	(389,606)	(325,378)	(771,122)
Other income	1,757,616	1,082,244	1,186,593
Income before income taxes	**126,244,258**	**81,827,235**	**43,287,016**
Income taxes (Note F)	47,613,493	30,645,562	16,564,743
Net income	**$ 78,630,765**	**$ 51,181,673**	**$ 26,722,273**
Earnings per common share (Note A)			
Basic	$ 2.75	$ 1.88	$ 1.12
Diluted	$ 2.74	$ 1.87	$ 1.11

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended July 31, 2003, 2002 and 2001

	Treasury Stock		Common Stock		Additional Paid-In Capital	Restricted Stock Plan	Accumulated Other Comprehensive Loss	Retained Earnings	Comprehensive Income
	Shares	Amount	Shares	Amount					
July 31, 2000	3,518,074	$(26,592,630)	27,487,994	$ 2,748,800	$ 24,794,620	$ (297,305)	$(2,620,712)	$ 197,171,503	
Net income	–	–	–	–	–	–	–	26,722,273	$26,722,273
Shares purchased	298,800	(3,006,036)	–	–	–	–	–	–	–
Stock option activity	–	–	135,000	13,500	953,775	–	–	–	–
Restricted stock activity	–	–	12,700	1,270	128,143	(129,413)	–	–	–
Cash dividends - $.04 per common share	–	–	–	–	–	–	–	(951,100)	–
Unrealized appreciation on investments	–	–	–	–	–	–	1,049,017	–	1,049,017
Foreign currency translation adjustment	–	–	–	–	–	–	(113,614)	–	(113,614)
Compensation expense	–	–	–	–	–	74,316	–	–	–
July 31, 2001	3,816,874	(29,598,666)	27,635,694	2,763,570	25,876,538	(352,402)	(1,685,309)	222,942,676	$27,657,676
Net income	–	–	–	–	–	–	–	51,181,673	$51,181,673
Shares purchased	–	–	–	–	–	–	–	–	–
Stock option activity	–	–	144,644	14,464	1,213,680	–	–	–	–
Restricted stock activity	–	–	19,500	1,950	344,249	(346,199)	–	–	–
Shares issued	–	–	4,500,000	450,000	62,506,820	–	–	–	–
Cash dividends - $.04 per common share	–	–	–	–	–	–	–	(1,091,057)	–
Unrealized appreciation on investments	–	–	–	–	–	–	455,281	–	455,281
Foreign currency translation adjustment	–	–	–	–	–	–	(225,886)	–	(225,886)
Compensation expense	–	–	–	–	–	167,539	–	–	–
July 31, 2002	3,816,874	(29,598,666)	32,299,838	3,229,984	89,941,287	(531,062)	(1,455,914)	273,033,292	$51,411,068
Net income	–	–	–	–	–	–	–	78,630,765	$78,630,765
Shares purchased	–	–	–	–	–	–	–	–	–
Shares retired	(3,816,874)	29,598,666	(3,816,874)	(381,687)	(10,628,801)	–	–	(18,588,176)	–
Stock option activity	–	–	87,331	8,733	1,193,076	–	–	–	–
Restricted stock activity	–	–	27,350	2,735	1,119,674	(908,830)	–	–	–
Shares issued	–	–	–	–	–	–	–	–	–
Cash dividends - $.05 per common share	–	–	–	–	–	–	–	(1,428,105)	–
Unrealized appreciation on investments	–	–	–	–	–	–	357,559	–	357,559
Foreign currency translation adjustment	–	–	–	–	–	–	956,464	–	956,464
Compensation expense	–	–	–	–	–	270,789	–	–	–
July 31, 2003	–	–	28,597,645	$ 2,859,765	$ 81,625,236	$ (1,169,103)	$ (141,891)	$ 331,647,776	$79,944,788

See notes to consolidated financial statements.

THOR INDUSTRIES, INC., AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the Years Ended July 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 78,630,765**	**$ 51,181,673**	**$ 26,722,273**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,670,597	4,655,184	3,595,547
Amortization of intangibles	714,819	570,176	1,346,080
Deferred income taxes	(7,130,157)	4,219,343	3,582,045
Impairment of equity securities	1,580,334	2,119,111	—
(Gain) loss on sale of investments available-for-sale	6,255	(29,322)	(189,255)
(Gain) loss on sale of trading investments	330,233	(407,012)	(180,000)
Unrealized (gain) loss on trading investments	(121,497)	1,164,756	(640,849)
Changes in assets and liabilities, net of effects from acquisitions and divestments:			
Purchase of trading investments	(74,562,479)	(8,273,407)	(58,377,034)
Proceeds from sale of trading investments	38,866,934	50,027,883	30,371,983
Accounts receivable	(22,053,069)	(2,914,958)	4,675,817
Inventories	(1,987,178)	4,570,827	9,258,576
Deferred taxes and other	(7,269,186)	(48,238)	(1,033,861)
Accounts payable	13,525,306	10,149,604	7,466,512
Accrued liabilities	17,964,414	16,260,239	(6,576,508)
Other	1,508,063	626,301	1,002,107
Net cash provided by operating activities	**45,674,154**	**133,872,160**	**21,023,433**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(27,264,463)	(7,483,710)	(17,197,774)
Disposals of property, plant and equipment	21,777	1,532,177	46,310
Purchase of available-for-sale investments	—	—	(642,691)
Proceeds from sale of available-for-sale investments	23,687	96,228	277,723
Acquisition of Keystone - net of cash acquired	—	(74,794,195)	—
Net cash used in investing activities	**(27,218,999)**	**(80,649,500)**	**(17,516,432)**
Cash flows from financing activities:			
Cash dividends	(1,428,105)	(1,091,057)	(951,100)
Purchase of treasury shares	—	—	(3,006,036)
Proceeds from issuance of common stock	948,299	1,228,145	967,275
Net cash (used in) provided by financing activities	**(479,806)**	**137,088**	**(2,989,861)**
Effect of exchange rate changes on cash	**956,464**	**(225,886)**	**(113,614)**
Net increase in cash and cash equivalents	18,931,813	53,133,862	403,526
Cash and cash equivalents, beginning of year	113,192,639	60,058,777	59,655,251
Cash and cash equivalents, end of year	**$ 132,124,452**	**$ 113,192,639**	**$ 60,058,777**
Supplemental cash flow information:			
Income taxes paid	$ 48,154,350	$ 17,787,259	$ 17,594,918
Interest paid	$ 389,606	$ 325,378	$ 771,122
Non-cash transactions:			
Issuance of restricted stock	$ 908,830	$ 346,199	$ 129,413
Retirement of treasury shares	$ 29,598,666	$ —	$ —

Notes to the Consolidated Financial Statements
Years Ended July 31, 2003, 2002 and 2001

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Thor Industries, Inc. and its wholly-owned domestic and foreign subsidiaries (collectively, the "Company"). All inter-company balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents – Interest-bearing deposits and other investments with maturities of three months or less when purchased are considered cash equivalents. Cash, cash equivalents and short term investments of $110,415,024 are held by a major financial institution. The remaining $61,818,111 is held at various banks.

Investments – The Company classifies its debt and equity securities as trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not classified as trading are classified as available-for-sale.

Trading securities and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income, net of income taxes until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Dividend and interest income are recognized when earned.

At July 31, 2003, the Company held equity securities with a fair value of $2,860,466. The Company recorded an impairment charge of $1,580,334 in the first quarter of 2003, with an associated tax benefit of $634,504 and an impairment charge of $2,119,111 in the fourth quarter of fiscal 2002 relating to its investment in an equity investment as it was determined that the decline in market value of the investment which is classified as a noncurrent investment "available-for-sale" equity security, was deemed to be other than temporary. These impairment charges are included in the consolidated statement of income caption "Impairment of Equity Securities". These securities are classified as available-for-sale and are included in other investments. Available-for-sale securities were sold and a realized gain/(loss) of $(6,255) in fiscal 2003, $29,322 in fiscal 2002 and $189,255 in fiscal 2001 was recognized in other income.

The Company holds certain corporate debt securities that are classified as trading securities and reported as Investments – short term. Included in other income are net realized losses on trading securities of $330,233 in fiscal 2003 and net realized gains on trading securities of $407,013 in fiscal 2002 and $180,000 in fiscal 2001.

Fair Value of Financial Investments – the carrying amount of cash equivalents, investments, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these financial instruments.

Inventories – Inventories are stated at the lower of cost or market, determined principally by the last-in, first-out (LIFO) basis.

Depreciation – Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements – 10 to 39 years

Machinery and equipment – 3 to 10 years

Other Assets – Other assets consist of goodwill, trademarks, and non-compete agreements. Non-compete agreements are amortized using the straight-line method over 5 to 10 years. Effective August 1, 2001 goodwill and trademarks are no longer amortized but are tested at least annually for impairment. Trademarks are not amortized because they have indefinite useful lives.

Long-lived Assets – Long-lived assets and identifiable intangibles are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from undiscounted future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Product Warranties – Estimated warranty costs are provided at the time of sale of the warranted products. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Revenue Recognition – Revenues from the sale of recreation vehicles and buses are recognized when title passes, which is when shipped to dealers, distributors, or contract buyers in accordance with shipping terms, which are FOB shipping point.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency – Assets and liabilities of the Company's Canadian operations reported in the consolidated balance sheets have been translated at current exchange rates. Revenues and expenses reported in the consolidated statements of income have been translated at the average exchange rate for the year. Translation adjustments have been included in accumulated other comprehensive income (loss). Transaction gains and losses are not significant.

Stock Options – The Company measures cost for stock options issued to employees using the method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees."

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair-value method of accounting for employee stock options. The company uses the Black-Scholes option pricing model to estimate the grant date fair value of its option grants. The fair value is recognized over the option vesting period which is three years. Had compensation cost for these grants been determined using the fair-value method, the Company's net income and net earnings per common share would have been:

	2003	2002	2001
Net income			
As reported	$78,630,765	$51,181,673	$26,722,273
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects.	(657,988)	(250,969)	(250,968)
Pro forma	$77,972,777	$50,930,704	$26,471,305
Earnings per common share—basic			
As reported	$ 2.75	$ 1.88	$ 1.12
Pro forma	$ 2.73	$ 1.88	$ 1.11
Earnings per common share—diluted			
As reported	$ 2.74	$ 1.87	$ 1.11
Pro forma	$ 2.71	$ 1.86	$ 1.11

Earnings Per Share – Basic earnings per common share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding assuming dilution. The difference between basic EPS and diluted EPS is the result of outstanding stock options.

	2003	2002	2001
Weighted average shares outstanding for basic earnings per share	28,553,792	27,162,358	23,807,600
Stock options	171,136	180,611	117,508
Weighted average shares outstanding assuming dilution	28,724,928	27,342,969	23,925,108

Accounting Pronouncements – In January 2003, FASB Interpretation No. 46 "Consolidation of Variable Interest Entities," which addresses the reporting and consolidation of variable interest entities as they relate to a business enterprise. This interpretation incorporates and supercedes the guidance set forth in ARB No. 51, "Consolidated Financial Statements." It requires the consolidation of variable interests into the financial statements of a business enterprise if that enterprise holds a controlling interest via other means than the traditional voting majority. The requirements of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and are effective for the first reporting period after December 15, 2003 for variable interest entities created before

February 1, 2003. Management is currently evaluating the impact of this pronouncement on its future consolidated financial statements.

On November 1, 2002 we adopted the disclosure provision of FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The adoption of this interpretation did not have a material effect on our financial position or results of operations. Disclosure of our guarantees and warranties is included in Footnote I and N of our financial statements.

Reclassification – Certain reclassifications have been made in fiscal 2002 and fiscal 2001 consolidated financial statements to conform to the presentation used in fiscal 2003.

B. ACQUISITIONS

On September 2, 2003, Thor acquired 100% of the common stock of Damon Corporation ("Damon"). Damon is engaged in the business of manufacturing Class A motorhomes and park models. The purchase price, which is subject to audit, was approximately $29,866,000 in cash. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	(UNAUDITED)
Current assets	$ 50,311,000
Property, plant and equipment	5,787,000
Goodwill	10,360,000
Trademarks	3,600,000
Non-compete	640,000
Other assets	451,000
Total assets acquired	71,149,000
Current liabilities	41,283,000
Net assets acquired	$ 29,866,000

Immediately after the closing, the Company paid off a $12,972,000 bank debt assumed in connection with the acquisition.

The primary reasons for the acquisition include Damon's future earnings potential, its fit with our existing operations, its market share, and its cash flows.

On November 9, 2001, Thor acquired 100% of the common and preferred stock of Keystone RV Company ("Keystone"). Keystone is engaged in the business of manufacturing travel trailers and fifth wheel recreation vehicles. The purchase price of $151,104,000 consisted of cash of $88,824,000 and 4,500,000 shares of Thor common stock valued at $62,280,000, of which 2,744,832 shares are restricted. The value of the common stock was based on the average market price of Thor's common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. The value of the restricted shares was based on an independent appraisal.

The purchase price allocation includes $4,500,000 of non-compete agreements, which will be amortized over seven to ten years, $120,026,403 of goodwill and $7,000,000 for trademarks that are not subject to amortization. The non-compete agreements, goodwill and trademarks are not deductible for tax purposes.

The primary reasons for the acquisition include Keystone's future earnings potential, its fit with our existing operations, its market share, and its cash flows. The results of operations for Keystone are included in Thor's operating results beginning November 10, 2001. The Keystone goodwill and its results are included in the recreation vehicle reporting segment.

Pro Forma Information (unaudited) – Pro Forma results of operations, as if the Keystone acquisition occurred as of the beginning of the period is presented below. These proforma results may not be indicative of the actual results that would have occurred under the ownership and management of the Company.

	Year ended July 31, 2002
Net Sales	$1,379,923,633
Net Income	$ 60,919,429
Earnings per common share	
Basic	$ 2.14
Diluted	$ 2.13

C. GOODWILL AND OTHER INTANGIBLE ASSETS

On August 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of goodwill and other intangibles with indefinite useful lives. In accordance with SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. On an annual basis, we test goodwill for impairment during the fourth quarter.

The components of other intangibles are as follows:

	July 31, 2003		July 31, 2002	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Amortized Intangible Assets:				
Non-compete agreements	$14,073,367	$10,333,778	$14,073,367	$9,618,959

Aggregate amortization expense for non-compete agreements for the years ended, July 31, 2003, 2002 and 2001 were $714,818, $570,176, and $658,030 respectively. Non-compete agreements are amortized on a straight-line basis.

Estimated Amortization Expense:

For the year ending July 2004	$714,819
For the year ending July 2005	$671,485
For the year ending July 2006	$584,818
For the year ending July 2007	$584,818
For the year ending July 2008	$584,818

As of July 31, 2003 goodwill and trademarks for the recreation vehicles segment totaled $130,259,372 and $8,441,674, respectively. The remainder related to the bus segment.

The table below shows the effect on net income had SFAS No. 142 been adopted in prior years.

	Year ended July 31, 2003	Year ended July 31, 2002	Year ended July 31, 2001
Net income	$78,630,765	$51,181,673	$26,722,273
Goodwill amortization, net of tax benefits	—	—	512,711
Trademark amortization, net of tax benefits	—	—	175,339
Adjusted net income	$78,630,765	$51,181,673	$27,410,323

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings per common share	$ 2.75	$2.74	$1.88	$ 1.87	$1.12	$ 1.11
Effect of accounting change	—	—	—	—	.03	.03
Adjusted earnings per common share	$ 2.75	$2.74	$1.88	$ 1.87	$1.15	$ 1.14

D. INVENTORIES

Major classifications of inventories are:

	As of July 31,	
	2003	2002
Finished products	$ 6,342,179	$ 8,044,174
Work in process	25,267,593	23,843,682
Raw materials	52,499,474	47,286,949
Chassis	19,108,412	21,252,774
Subtotal	103,217,658	100,427,579
Less excess of FIFO costs over LIFO costs	6,565,126	5,762,225
Total inventories	$ 96,652,532	$ 94,665,354

E. LINE OF CREDIT

The Company has a $30,000,000 unsecured revolving line of credit which bears interest below the prime rate (2.0% at July 31, 2003) and expires on November 28, 2003. There was no outstanding balance at July 31, 2003 and July 31, 2002. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires the Company to maintain certain financial ratios. The Company intends to renew the unsecured revolving line of credit prior to expiration.

F. INCOME TAXES

	Years ended July 31,		
	2003	2002	2001
Income taxes:			
Federal	$ 43,300,270	$ 20,996,098	$ 8,838,522
State and local	9,890,039	5,571,289	3,329,770
Foreign	1,553,341	917,638	814,406
Total current	54,743,650	27,485,025	12,982,698
Total deferred	(7,130,157)	3,160,537	3,582,045
Income taxes	$ 47,613,493	$ 30,645,562	$ 16,564,743

The differences between income taxes at the federal statutory rate and the actual income taxes are as follows:

	2003	2002	2001
Provision at statutory rates	$ 44,185,490	$ 28,639,532	$ 15,150,456
State and local income taxes, net of federal tax benefit	5,446,387	3,621,338	2,164,351
Amortization of intangibles	—	—	220,966
Extraterritorial income/FSC benefit	(402,500)	(281,750)	(245,000)
Divestment of subsidiary	—	—	(1,047,000)
Credits and incentives	(1,118,863)	(958,839)	—
Other	(497,021)	(374,719)	320,970
Income taxes	$ 47,613,493	$ 30,645,562	$ 16,564,743

In fiscal 2001, based on judicial decisions, the Company recorded a tax benefit of $1,047,000 associated with the stock basis of a divestiture.

Income before income taxes includes foreign income of $3,586,649 in fiscal 2003, $2,293,791 in fiscal 2002 and $1,986,357 in fiscal 2001.

	July 31, 2003	July 31, 2002
A summary of deferred income taxes is:		
Current deferred tax asset (liability):		
Inventory basis	$(1,135,821)	$ (894,707)
Employee benefits	359,121	706,308
Self-insurance	4,835,447	1,438,639
Product warranties	2,460,359	(558,638)
Other	451,215	365,439
Total current deferred tax asset included in deferred income taxes and other	**6,970,321**	**1,057,041**
Long-term deferred tax asset (liability):		
Property basis	(1,505,401)	(971,106)
Investments	1,395,321	906,807
Deferred compensation	1,454,440	960,097
Trademarks and non-compete - Keystone	(4,493,512)	(4,749,559)
Other	145,129	(174,656)
Total long-term deferred tax liability included in deferred income taxes and other liabilites	**(3,004,023)**	**(4,028,417)**
Net deferred tax asset (liability)	**$ 3,966,298**	**$ (2,971,376)**

G. LEASES

The Company has operating leases principally for land, buildings and equipment. Minimum future rental payments required under these operating leases are $19,461,302, which includes the following amount due in each of the next five fiscal years ending July 31: $4,233,706 in fiscal 2004; $3,503,727 in fiscal 2005; $2,830,682 in fiscal 2006; $2,289,553 in fiscal 2007; $2,103,286 in fiscal 2008 and $4,500,348 thereafter. Rent expense was $5,636,059 in fiscal 2003, $4,480,446 in fiscal 2002, and $2,338,299 in fiscal 2001.

H. EMPLOYEE BENEFIT PLANS

Substantially all non-highly compensated employees can participate in a 401(k) plan. Company contributions are at the discretion of the Company's board of directors, except that Company contributions for union employees are based on hours worked. Total expense for the plans was $484,499 in fiscal 2003, $556,044 in fiscal 2002 and $462,209 in fiscal 2001.

During fiscal 2001, the Company established a deferred compensation plan for executives who do not participate in a 401(k) plan. This plan allows executives to defer a portion of their compensation and to direct the Company to invest the funds in mutual fund investments held by the Company. Participant benefits are limited to the value of the investments held on their behalf. Investments held by the Company are accounted for as trading securities and the obligation to the participants is reported as a liability. No income or loss is recorded through the Consolidated Statements of Income. The Company does not make contributions to the plan. The balance of investments held in this plan was $2,318,496 at July 31, 2003 and $1,307,879 at July 31, 2002.

I. CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions to provide financing to their dealers. Generally, these agreements provide for the repurchase of products from the financing institution in the event of a dealer's default.

Our principal commercial commitments at July 31, 2003 are summarized in the following chart:

Commitment	Total Amount Commitment	Term of Guarantee
Guarantee on dealer financing	$ 3,598,000	less than 1 year
Standby repurchase obligation on dealer financing	$ 308,468,000	less than 1 year

The risk of loss under these agreements is spread over numerous dealers and further reduced by the resale value of the units which the company would be required to repurchase. Losses under these agreements have not been significant in the periods presented in the consolidated financial statements, and management believes that any future losses under these agreements will not have a significant effect on the Company's consolidated financial position or results of operations.

The Company records repurchase and guarantee reserves based on prior experience and known current events. The combined repurchase and recourse reserve balances are approximately $516,113 as of July 31, 2003 and $139,000 as of July 31, 2002. The Company incurred losses due to repurchases of approximately $494,000, $751,000 and $468,000 in fiscal 2003, 2002 and 2001, respectively.

The Company obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. These agreements generally provide that the manufacturer will supply chassis at the Company's various production facilities under the terms and conditions set forth in the agreement. The manufacturer does not transfer the certificate of origin to the Company and, accordingly, the Company accounts for the chassis as consigned, unrecorded inventory. Chassis are typically converted and delivered to customers within 90 days of delivery. If the chassis is not converted within 90 days of delivery to the Company, the Company purchases the chassis and records the inventory. At July 31, 2003, chassis on hand accounted for as consigned, unrecorded inventory was approximately $16,521,878.

The Company is involved in various litigation generally incidental to normal operations. In addition to these claims, we are a defendant in a lawsuit in Ontario, Canada. This suit arises out of an agreement relating to the manufacture of a low floor bus. The plaintiff claims that we illegally utilized the concept of the low floor bus for our own profit and that we breached the contract with it in the manner specified in the complaint. The plaintiff has asked for substantial money damages including punitive damages. We have counter claimed against the plaintiff claiming that we overpaid it in excess of $800,000. The case is in the discovery phase and no trial date has been set. In management's opinion, the resolution of pending litigation is not expected to have a material effect on the Company's financial condition, results of operations or liquidity.

J. STOCKHOLDERS' EQUITY

The Company retired 3,816,814 shares from treasury stock in fiscal 2003. This retirement resulted in a reduction of $29,598,666 in Treasury Stock, $381,687 in Common Stock, $10,628,802 in Additional Paid-In Capital and $18,588,176 in Retained Earnings.

In the fourth quarter of 2002, the Company declared a two-for-one common stock split that was distributed to shareholders of record as of June 19, 2002. All share and per share amounts have been retroactively adjusted for the effect of the common stock split.

The Company's officers and key employees have been granted stock options under the Company's 1988 Incentive Stock Option Plan and all options have been exercised. Additionally, on September 16, 1999 the Company's Board of Directors approved the 1999 Stock Option Plan. 1,000,000 shares were authorized under the 1999 Plan. Options expire 10 years from the date of grant and are vested evenly over 3 years from the date of grant.

A summary of option transactions under the Incentive Stock Option Plans is as follows:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	422,356	$ 16.90	386,000	$ 9.37	221,000	$ 7.17
Exercised	(87,331)	10.73	(144,644)	8.49	(135,000)	7.17
Canceled	(5,668)	—	(6,000)	—	—	—
Granted	—	—	187,000	25.72	300,000	10.00
Outstanding at end of year	329,357	$ 18.51	422,356	$ 16.90	386,000	$ 9.37
Exercisable at year-end	109,580	$ 17.99	39,356	$ 9.35	86,000	$ 7.17
Weighted average fair value of options granted during the year	—	$ —	—	$ 10.20	—	$ 4.19

The Company applies Accounting Practices Board Opinion No. 25 and related interpretations in accounting for the 1988 and 1999 Stock Option Plans. Accordingly, no compensation cost has been recognized for this plan.

The following summarizes information about stock options outstanding at July 31, 2003, under the 1999 Incentive Stock Option Plans. 524,668 shares are available for grant under the 1999 Plan.

Options Outstanding			Options Exercisable		
Exercise Price	Number Outstanding at July 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at July 31, 2003	Exercise Price
$ 10.00	151,024	7 years	$ 10.00	53,914	$ 10.00
$ 25.72	178,333	9 years	$ 25.72	55,666	$ 25.72

The assumptions used in determining the fair value of options granted during fiscal 2002 and 2001 are as follows:

	2002	2001
Expected volatility	37%	36%
Expected life of grant	6 Years	6 Years
Risk free interest rate	3.93 %	5.82%
Expected dividend rate	.32 %	.39 %

On September 29, 1997, the Company's board of directors approved a stock award plan which allows for the granting of up to 300,000 shares of restricted stock to selected executives. Restrictions expire 50% after 5 years following the date of issue and the balance after six years. As of July 31, 2003, the Company issued 96,375 shares of restricted stock under this plan and 203,625 shares remain available for issuance. Compensation costs related to this plan were $270,789 in fiscal 2003, $167,539 in fiscal 2002, and $74,316 in fiscal 2001 and are being amortized over the restriction period.

K. RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and were approximately $1,067,265 in fiscal 2003, $1,404,477 in fiscal 2002, and $1,506,814 in fiscal 2001.

L. JOINT VENTURES

In March 1996, the Company and Cruise America, Inc., an unrelated third party, formed a joint venture, CAT Joint Venture LLC ("CAT"), to rent recreation vehicles to the public. The Company's total investment of $1,066,530 includes a subordinated note receivable of $710,000.

In March 1994, the Company and a financial services company formed a joint venture, Thor Credit Corporation, to finance the sales of recreation vehicles to consumer buyers. The Company's total investment of $1,152,939 includes a subordinated note receivable of $150,000.

These investments are 50% owned and are accounted for using the equity method.

During fiscal 2003, our Four Winds subsidiary had sales to Cruise America of $26,486,000 and Cruise America had sales to CAT of $7,049,000.

During fiscal 2002, our Four Winds subsidiary had sales to Cruise America of $22,188,000 and Cruise America had sales to CAT of $5,988,000.

M. BUSINESS SEGMENTS

The Company operates in principally two segments – recreation vehicles and small and mid-size buses. Manufacturing and sales are conducted in the United States and, to a much lesser extent, in Canada. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash and cash equivalents, deferred income tax assets, the cash value of Company-owned life insurance and various investments.

	2003	2002	2001
	($000)	($000)	($000)
Net sales:			
Recreation vehicles			
Towables	$ 1,124,207	$ 782,715	$ 337,186
Motorized	227,651	187,665	189,241
Other	2,554	3,317	3,267
Buses	216,992	271,603	292,034
Total	**$ 1,571,404**	**$1,245,300**	**$ 821,728**
Income before income taxes:			
Recreation vehicles	$ 122,729	$ 77,509	$ 25,285
Buses	12,306	15,016	20,182
Corporate	(8,791)	(10,698)	(2,180)
Total	**$ 126,244**	**$ 81,827**	**$ 43,287**
Identifiable assets:			
Recreation vehicles	$ 327,615	$ 293,871	$ 114,150
Buses	63,227	64,436	82,194
Corporate	218,099	139,196	112,723
Total	**$ 608,941**	**$ 497,503**	**$ 309,067**
Depreciation and amortization expense:			
Recreation vehicles	$ 5,232	$ 4,160	$ 4,132
Buses	1,153	1,065	810
Total	**$ 6,385**	**$ 5,225**	**$ 4,942**
Capital expenditures:			
Recreation vehicles	$ 23,082	$ 5,443	$ 6,803
Buses	3,962	2,041	10,395
Corporate	220	—	—
Total	**$ 27,264**	**$ 7,484**	**$ 17,198**

N. WARRANTY

Thor provides customers of our product with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties of up to five years on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserves are adequate. However, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

	Year Ended July 31, 2003	Year Ended July 31, 2002	Year Ended July 31, 2001
Beginning Balance	$ 25,374,825	$ 12,541,890	$ 11,878,469
Provision	44,787,237	26,928,523	12,850,959
Payments	35,047,237	22,971,439	12,187,538
Acquisitions	—	8,875,851	—
Ending Balance	**$ 35,114,825**	**$ 25,374,825**	**$ 12,541,890**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Thor Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Thor Industries, Inc. and subsidiaries (the "Company") as of July 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Dayton, Ohio
October 3, 2003

DIRECTORS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Neil D. Chrisman
Managing Director (retired) J. P. Morgan & Co.

Alan Siegel, Esq.
Partner, Akin Gump Strauss Hauer & Feld, LLP, Attorneys-at-Law

Jan H. Suwinski
Professor, Business Operations, Graduate School of Management, Cornell University

Geoffrey A. Thompson
Private Investor

William C. Tomson
Vice Chairman, Board Member, Inc.

OFFICERS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Walter L. Bennett
Senior Vice President, Finance, and Secretary, Chief Financial Officer

Ted J. Bartus
Vice President, Purchasing

SENIOR OPERATING MANAGEMENT

Recreation Vehicles

Manuel A. Caravia
President, Komfort

H. Coleman Davis, III
Chairman, Keystone

Daniel L. Dimich
President, General Coach, British Columbia

Ronald J. Fenech
President, Keystone

William C. Fenech
Executive Vice President, Keystone

Richard W. Florea
President, Dutchmen

Gary L. Groom
President, Damon

Tim J. Howard
President, Breckenridge

Lawrence J. Huttle
Chairman, Airstream

Jeffery L. Kime
President, Four Winds

Thomas J. Powell
President, Thor California

John D. Pryde
President, General Coach, Ontario

Richard E. Riegel, III
President, Airstream

Michael W. Stout
President, Thor America

Buses

Andrew Imanse
President, Thor Bus

Sheldon E. Walle
Senior Vice President, ElDorado National, Kansas

Anthony W. Wayne
Vice President, ElDorado National, California

Don W. Roberts
President, Champion Bus

THO Listed NYSE

THOR IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL THO.
TRANSFER AGENT AND REGISTRAR: Computershare Investor Services

The use of recycled paper in this annual report and our product brochures is part of Thor's effort to minimize waste, conserve our resources and reduce litter. Providing our customers with safe, fuel-efficient recreation vehicles and buses is another major objective. It's our way of demonstrating we are the industry leader in preserving our nation's environment.